COMMONWEALTH OF MASSACHUSETTS MIDDLESEX, SS SUPERIOR COURT DEPARTMENT PAUL SHUMSKY, on behalf of himself and T — — — —~ — all others similarly situated, -*.-». vljLOl) Plaintiff, DOCKET NO. CLASS ACTION COMPLAINT v. Jury Trial Demanded MICROFLUIDICS INTERNATIONAL CORPORATION; GEORGE UVEGES; ERIC G. WALTERS; HENRY KAY; LEO PIERRE ROY; MICHAEL C. FERRARA Defendants.
CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND JURY TRIAL DEMAND Plaintiff Paul Shumslcy (“Plaintiff), individually and on behalf of all others similarly situated, by and through his attorneys, alleges the following upon information and belief, except as to the allegations which pertain to Plaintiff, which allegations are based upon personal knowledge, as follows: NATURE OF THE ACTION 1. This is a shareholder class action on behalf of Plaintiff and the public stockholders of Microfluidics International Corporation (“Microfluidics” or the “Company”) against the Company and its Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duty. 2. On January 11, 2011, Microfluidics and BDEX Corporation (“EDEX”) jointly announced a merger agreement under which IDEX would acquire the Company for a price of $1.35 per share in cash ("Proposed Transaction") for a total transaction value of approximately $14 million.

3. The offer price of $1.35, however, provides inadequate consideration to Microfluidics shareholders. Indeed, the high target price of the stock from the report of an analyst covering Microfluidics was $2.00 a share. Moreover, the Merger Agreement includes a number of preclusive deal protection devices that make the Proposed Transaction a *fait accompli* and ensures that no competing offers will emerge for the Company.

4. As such, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

PARTIES

5. Plaintiff owns shares of Microfluidics common stock and has owned such shares at all relevant times.

6. Microfluidics is a Delaware corporation that is headquartered at 30 Ossipee Road, Newton, Massachusetts. Microfluidics manufactures and markets a line of materials processing systems, which are systems used in numerous applications in the pharmaceutical, biotechnology, chemical, nutraceutical/food, energy, academics and cosmetics industries. The Company's line of lab and production equipment, which are marketed under the company's Microfluidizer trademark and trade name, process premixed formulations to produce small, uniform structures, usually of the submicron and nanoscale size including nanoemulsions and nanosuspensions. The equipment is used for cell disruption to harvest the cultivated contents of cells such as e-coli, bacterial yeast, mammalian and /or plant cells and for liposomal encapsulation of materials primarily for the pharmaceutical, biotechnology, nutraceutical/ and cosmetic industries.

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10. 11. Defendant George Uveges has served as a Director of the Company since November 2005. 12. Defendant Eric G. Walters has served as a Director of the Company since November 2005. 13. Defendant Henry Kay has served as a Director of the Company since March 4, 2010. 14. Defendant Leo Pierre Roy has served as a Director of the Company since June 2000. 15. Defendant Michael C. Ferrara is the Company’s Chief Executive Officer and has served as a Director of the Company since November 2007. 16. The defendants named above in paragraphs 7-11 are collectively referred to herein as the “Individual Defendants.” The Individual Defendants, as officers or directors of Microfluidics, or both, have a fiduciary relationship with Plaintiff and other public shareholders of Microfluidics, and owe them the highest obligations of good faith, fair dealing, loyalty, and due care, CLASS ACTION ALLEGATIONS 13. Plaintiff brings this action on behalf of himself and all other shareholders of the Company (except defendants and any person, firm, trust, corporation, or other entity related to or affiliated with defendants), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”). 14. This action is properly maintainable as a class action. 15. 16. 17.

18. 19. The Class is so numerous that joinder of all members is impracticable. According to the Company’s SEC filings, as of November 10, 2010, Microfluidics had 10,426,647 shares of common stock outstanding. 20. There are questions of law and fact which are common to the Class including, inter alia, the following: a. Have the Individual Defendants breached their fiduciary duties to Plaintiff and the other members of the Class?; b. Are the Individual Defendants, in connection with the Proposed Transaction, pursuing a course of conduct that does not maximize the Company’s value in violation of their fiduciary duties?; and c. Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct? 17. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class. 18. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class. 19. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudication with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class. 20. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES 21. By reason of Individual Defendants’ positions with the Company as officers or Directors, or both, they are in a fiduciary relationship with Plaintiff and the other public shareholders of the Company and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty, and full, candid, and adequate disclosure, as well as a duty to maximize shareholder value. They are required to exercise good faith and subordinate their own personal interests to those of the public stockholders where their interests conflict. 22. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) a sale of the corporation, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders. Moreover, such change of control or sale of the corporation subjects the.Board’s actions to heightened scrutiny, imposing upon them the burden of proving that they took all reasonable steps to maximize shareholder value. As set forth below, the Microfluidics Board has failed to meet this burden. 23. As alleged in detail below, the Individual Defendants have breached their fiduciary duties to the Company’s public shareholders by agreeing to the Proposed Transaction. SUBSTANTIVE ALLEGATIONS 24. Microfluidics is a Delaware corporation that is headquartered at 30 Ossipee Road, Newton, Massachusetts. Microfluidics manufactures and markets a line of materials processing systems, which are systems used in numerous applications in the pharmaceutical, biotechnology, chemical, nutraceutical/food, energy, academics and cosmetics industries. The Company’s line of lab and production equipment, marketed under its Microfluidizer trademark and trade name, process premixed formulations to produce small, uniform structures, usually of the submicron and nanoscale size including nanoemulsions and nanosuspensions. The equipment is used for cell disruption to harvest the cultivated contents of cells such as e-coli, bacterial yeast, mammalian and /or plant cells and for liposomal encapsulation of materials primarily for the .pharmaceutical, biotechnology, nutraceutical/ and cosmetic industries. 25. The Company has performed remarkably well amidst the recent global economic downturn. On November 15, 2010, the Company issued a press release announcing its solid Third Quarter 2010 results. In this press release, the Company reported revenues of $4.1 million for the three months ended September 30, 2010. Excluding $1.3 million in 2009 revenue directly related to machine production in response to the global pandemic H1N1 crisis, revenues grew by 29% in the third quarter of 2010 as compared to the third quarter of 2009. 26. Moreover, the Company announced that it had achieved target of 60% gross margin for the fifth consecutive quarter in the third quarter of 2010 and increased unit sales to 144 units compared to 127 units for the same period in 2009. The Company’s revenues also grew by 12% to $12.9 million, an increase of $1.4 million, for the nine months ended September 30, 2010 as compared to revenues of $11.5 million for the same period in 2009. Microfluidics also reported an EBITDA of $769,000 for the nine months ended September 30, 2010 compared with an EBITDA of $227,000 for the same period in 2009. 27. Defendant Ferrara, a Director and the Company’s CEO, touted the strength of these financial results in the press release. As Ferrara stated, in relevant part: Our third quarter 2010 results were affected by the absence of significant revenue directly related to increased machine production in response to the 2009 global pandemic flu crisis[...] We anticipated this trend by increasing our presence and growing consecutive quarter-to-quarter revenues across a number of key markets in the biopharmaceutical space and returning adjacent markets, including chemical, cosmetics, food and nutraceuticals. The core competencies of MFLU that delivered four consecuti ve quarters of net income profitability prior to the third quarter of 2010 and our strategic decision to expand our efforts to adjacent markets enabled us to offset a measure of variability inherent in the business which we experienced in the third quarter of 2010. Our nine month financials are strong and we remain focused on successfully moving forward and driving year-over-year growth as we look to the end of 2010. 28. Peter Byczko, the Company’s Vice President of Finance and Chief Accounting Office, further commented on the Company’s financial results. As Byczko stated in relevant part: We continue to improve the financial stability of the Company as our nine month results demonstrate^..] This performance directly supported our ability in October to obtain a one-year extension on our $1 million secured revolving credit line with Webster Bank. This line of credit coupled with our $2 million cash position at the end of the third quarter provides the Company with important flexibility as we continue to focus on growing our business. 29. In light of the Company’s future prospects and expectations outlined herein, the Directors had no valid or pressing reason to sell the Company at the low value contemplated in the Proposed Transaction, particularly in the current depressed economic and valuation atmosphere. THE PROPOSED TRANSACTION IS UNFAIR 30. On January 11, 2011, the Company issued a press release announcing that Microfluidies’ Board of Directors had unanimously approved an agreement under which EDEX would acquire all of the outstanding shares of MicrofJuidics common stock for $1.35 per share in cash for a transaction valued at approximately $14 million. Specifically, the press release stated: Lake Forest, IL and Newton, MA—January 11, 2011—JDEX Corporation (NYSE: TEX) today announced that it has entered into a definitive merger agreement to acquire Microfluidics International Corporation (OTC Bulletin Board: MFLU) for $1.35 per share, net to the seller in cash, and subject to adjustment as provided in the merger agreement. The transaction is expected to close in the first quarter of 2011. The $1.35 per share cash purchase price represents a premium of approximately 69% over Microfluidics’ volume-weighted average share price during the 30 trading days ending January 10, 2011, the last trading day prior to this announcement, and a 75%

premium over Microfluidies’ volume-weighted average share price during the 90 trading days ending January 10, 2011. Microfluidics is a global leader in the design and manufacture of laboratory and commercial equipment used in the production of micro and nano scale materials for the pharmaceutical and chemical markets. Microfluidics is the exclusive producer of the Microfluidizer® family of high shear fluid processors for uniform’ particle size reduction, robust cell disruption and nanoparticle creation. Microfluidics’ product and service offerings will enhance IDEX’s micro fluidics and micro particle technology position. Headquartered in Newton, MA, Microfluidics achieved $16M in revenue in 2009. Microfluidics will operate as a stand-alone business within the IDEX Fluid and Metering segment. Microfluidics is expected to be accretive to IDEX’s earnings in 2011. The merger agreement provides for a wholly-owned subsidiary of IDEX to commence a tender offer to purchase all outstanding shares of Microfluidics. The Microfluidics Board of Directors unanimously determined that the offer and the merger are fair to and in the best interests of Microfluidics and its shareholders. The Board approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the offer, and recommended that holders of shares of Microfluidics common stock accept the offer and tender their shares in the offer. In connection with the acquisition, Global Strategic Partners, LLC (GSP), a wholly-owned subsidiary of Celgene Corporation (NASDAQ: CELG), has agreed, subject to the same conditions as the offer, to sell to IDEX the Microfluidics $5,000,000 debenture previously issued to GSP (which is convertible for shares representing, after giving effect to such conversion, approximately 28% of the outstanding shares of Microfluidics based on shares outstanding at December 31, 2010) and to cancel all outstanding war rants to purchase Microfluidics common stock held by GSP. In addition, Irwin Gruverman, the founder and a major shareholder of Microfluidics, as well as each of Microfluidics’ directors and executive officers, have agreed to tender their shares in the offer; these stockholders own shares representing approximately 16% of the outstanding shares of Microfluidics at December 31, 2010. The merger agreement provides for a two-step transaction. The first step will be a cash tender offer for all outstanding Microfluidics common stock, which is expected to commence in January 2011. In a second step merger, any untendered shares of Microfluidics common stock (other than those of dissenting holders) will be converted into the right to receive the same price paid in the offer. The tender offer and merger are subject to the satisfaction of customary closing conditions, including successful t ender of a majority of the outstanding shares of Microfluidics common stock, There are no financing or regulatory conditions to the consummation of the transaction, nor is the transaction subject to approval by the shareholders of IDEX.

Commenting on the transaction, IDEX Chairman and Chief Executive Officer Larry Kingsley stated, “We are thrilled that Microfluidics has decided to join the IDEX team. Microfluidies’ leading technology in particle size reduction and nanoparticle creation adds enabling technology to one of our key platforms supporting pharmaceutical research and production. Combining Microfluidics with our Quadro and Fitzpatrick pharma platform will allow for significan t growth opportunities across the globe. We welcome the Microfluidics team to IDEX,” Microfluidics’ Chief Executive Officer Michael C. Ferrara stated, “Microfluidics has completed a significant transformation— evolving into an innovative, efficient and financially stable technology provider with a robust product line that continues to serve as the gold standard for nanomaterials processing, particularly for pharmaceutical applications. As we look to the future, we believe the full potential of our technology can best be realized by a larger company with robust sourcing and distribution channels and complementary lines of innovative products. We are confident that IDEX—known as a global leader in the fluidics field across multiple platforms—is the ideal partner for Microfluidics. We believe that this proposed acquisition best meets the evolving needs of our global customers while also producing the value and liquidity that our shareholders deserve. We look forward to working with IDEX to complete the transaction in the first quarter of 2011.” Latham & Watkins LLP and Hodgson Russ LLP represented IDEX in the transaction. America’s Growth Capital, LLC served as the financial advisor to Microfluidics and provided a fairness opinion to the Microfluidics Board of Directors. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. served as legal counsel to Microfluidics. 31. The offer price of $1.35, however, provides inadequate consideration to Microfluidics shareholders. At the time the Proposed Transaction was first announced, a leading analyst covering Microfluidics quoted by Yahoo! Finance listed a high target price of $2.00 a share. Thus, the price offered in the Proposed Transaction offers no premium to Microfluidics shareholders but instead provides a 32,5% discount to this target price. This target price, which is significantly higher than the consideration offered in the Proposed Transaction, clearly reflects the ongoing improvements in the Company’s operations and financial results, particularly due to the potential of growth in the Company’s products and strong financial performance (as discussed above). This target price also provides objective confirmation that the consideration offered to Microfluidics shareholders in connection with the Proposed Transaction is insufficient.

32. Additionally, Microfluidics has continued to perform well compared to its competitors in its industry and the overall market in light of the fact that equities valuations continue to be temporarily depressed due to global economic conditions. Clearly, Microfluidics’ value as an ongoing business is greater than the consideration to be paid in the Proposed Transaction. As such, the Proposed Transaction is inadequate to Microfluidics shareholders and represents a significant discount to the Company’s actual value in the marketplace. THE PRECLUSIVE DEAL PROTECTION DEVICES 33. On January 11, 2011, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company. • 34. For example, Section 5.4 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount in the Proposed Transaction. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. If an unsolicited bidder were to submit a competing proposal, the Company must notify IDEX of the suitor’s identity and the terms of this offer. If the Board were to determine that this unsolicited offer were superior, before the Company can terminate the agreement with IDEX, the Company must grant IDEX five business days in which the Company must negotiate with IDEX and allow IDEX to amend the terms of the Merger Agreement. Thus, the Merger Agreement guarantees the only suitor will be IDEX.

35. In addition, the Merger Agreement provides that a termination fee of $860,000 and expenses of up to $140,000 must be paid to IDEX by Microfluidics if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer. 36. Moreover, IDEX is also the beneficiary of a “Top-Up” provision that ensures that IDEX gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger j Agreement, if IDEX receives 90% of the shares outstanding through its tender offer, it can effect j a short-form merger, In the event IDEX fails to acquire the requisite 90% shares, the Merger \ Agreement provides IDEX with the option to purchase additional shares from the Company in ; order to reach the 90% threshold required to effectuate a short-form merger through the Top-Up Option. The “Top-Up” provision essentially renders the tender offer a fait accompli and ! eliminates the possibility that any alternate bidder can mount a serious challenge to IDEX’s first- ! in position. • 37. Ultimately, these preclusive deal protection provisions illegally restrain the j Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly : circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these \ provisions also foreclose any likely alternate bidder from providing the needed market check of \ Intel’s inadequate offer price. ; 38. Further, certain executive officers and directors have clear and material conflicts of interest and are acting to better their own interests at the expense of the Company’s public shareholders. Indeed, certain Company directors and executive officers hold unvested stock options of the Company that will accelerate and automatically vest if the Proposed Transaction is consummated, and will entitle these officers and directors to receive the Proposed Transaction consideration. As the Merger Agreement states: (a) Treatment of Options. Prior to the Acceptance Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions and take all other actions necessary to provide that, upon the Acceptance Time, each unexpired and unexercised option to purchase Shares (the “Company Options”), under any stock option plan of the Company, including the Microfluidics International Corporation 2006 Stock Plan, the 1988 Stock Plan and the 1989 Non-Employee Director Plan and any other simi lar plan, agreement or arrangement (the “Company Stock Option Plans”), whether or not then exercisable or vested, shall be cancelled, cease to exist and no longer be exercisable or outstanding, and in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law to be wit hheld in accordance with Section 2.2(e)) of an amount equal to the product of (x) the total number of Shares previously subject to such Company Option and (y) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (each such amount payable hereunder or any other amount paid in respect of a Company Option that constitutes a Company Expense, a “Stock Option Payment”). Without limiting the foregoing, the Company will obtain all necessary consents and take all other actions necessary to ensure that former holders of Company Options will have no rights from and after the Acceptance Time with respect thereto, other than the right to receive payment of the Stock Option Payment, which the Company shall pay through its payroll system as promptly as practicable after the Acceptance Time. 39. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention. COUNTI Breach of Fiduciary Duty — Failure to Maximize Shareholder Value 40. Plaintiff repeats and realleges each allegation set forth herein. 41. As Directors of the Company, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ agreement to the Proposed Transaction will result in change of control of the Company which imposes fiduciary responsibilities to maximize the Company’s value’ for the benefit of the stockholders and requires enhanced scrutiny by the Court. 42. As discussed herein, the Individual Defendants have breached their fiduciary duties to the Company’s shareholders by failing to engage in an adequate sale process, by agreeing to a transaction that undervalues the Company, and by agreeing to preclusive deal protection provisions that will greatly reduce the possibility of the emergence of a superior offer. 43. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of the Company’s assets and will be prevented from benefiting from a value-maximizing transaction. 44. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class. 45. Plaintiff and the Class have no adequate remedy at law. PRAYER FOR RELIEF WHEREFORE, Plaintiff prays for judgment individually and on behalf of the Class, as follows: A. Declaring that this action is properly maintainable as a class action; B. Enjoining the Individual Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a fair transaction that does not irreparably harm the Company’s shareholders; C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms discussed above; D. Awarding Plaintiff and the Class such damages as may be proved at trial including pre- and post-judgment interest; E. Awarding Plaintiff the cost and disbursements of this action, including reasonable attorneys’ and experts’ fees; and F. Granting such other and further relief as this Court may deem just and proper. JURY TRIAL DEMANDED Plaintiff hereby demands a trial by jury. Dated January 20, 2011 Respectfully submitted, BERMAN DEVALERIO BV: t)&Lvy£)3’ ^l^ku^s Norman Berman BBO 040460~~~~^~~~~~ Daryl DeValerio Andrews BBO 658523 One Liberty Square Boston, MA 02109 Tel. (617) 542-8300 Fax (617) 542-1194 nberman@bermandevalerio.com dandrews@bermandevalerio.com Donald J. Enright FINKELSTEIN THOMPSON LLP 1050 30th Street, NW Washington, D.C. 20007 Telephone: (202) 337-8000 Facsimile: (202) 337-8090 Attorneys for Plaintiff